August 28, 2019

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15, Ireland

       Re: Avadel Pharmaceuticals plc
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-37977

Dear Mr. Kanan:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business
Unapproved Marketed Drug ("UMD") Products, page 6

1. In a risk factor on page 20 and in Note 21 to the Notes to the Consolidated Financial
      Statements on page 95 you disclose the customer concentration related to your product sales. Please address the following:
        Tell us the names of each customer identified as Customer A, B, C and D in the table on page 95.
        Tell us why sales to Customer D dropped from 30.8% of all revenues in 2017 to 9.3%
          in 2018 and your consideration for disclosing the cause in your filing.
        Represent to us that you will disclose the names of all customers accounting for at least 10% of consolidated revenues in future Forms 10-K as required by Item
          101(c)(1)(vii) of Regulation S-K.
 Michael F. Kanan
Avadel Pharmaceuticals plc
August 28, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



FirstName LastNameMichael F. Kanan                        Sincerely,
Comapany NameAvadel Pharmaceuticals plc
                                                          Division of
Corporation Finance
August 28, 2019 Page 2                                    Office of Healthcare
& Insurance
FirstName LastName